SAFEKEEPING AGREEMENT

This Safekeeping Agreement (“Agreement”) is made effective as of May 30, 2013 by and between Maxwell Simon, Inc. (“Maxwell”) and Mill City Ventures III, Ltd., a Minnesota corporation (“MCVT”). Maxwell and MCVT agree that all securities deposited by MCVT and accepted by Maxwell or purchased by Maxwell for the account of MCVT (collectively, the “Property”) will be governed by the terms and conditions herein set forth, and further agree to the following:

Maxwell has established a brokerage account (“Account”) for and in the name of MCVT. Maxwell agrees to hold or arrange for the holding of such Property as may be delivered by MCVT to Maxwell for the Account, subject to the terms and conditions of this Agreement, as the same may be amended from time to time.

1. Maxwell will hold, or direct its clearing firms to hold, in safekeeping all Property and any stock certificates, debt instruments, and other similar types of documents related thereto.

2. Maxwell shall ensure that each of the following are undertaken with respect to the Property (whether directly or through the actions of its clearing firms):

(a)	safeguard and account to MCVT for Property of which Maxwell is in possession or control, which shall be kept physically segregated in a vault or other depository maintained by Maxwell or its clearing firms from investments of any other person, and to permit access to the Property only in accordance with the terms of this Agreement;

(b)	credit, as of the date actually received by Maxwell, the Account with the Property delivered to Maxwell or requested to be purchased by Maxwell for the Account pursuant to the written instructions of MCVT;

(c)	not remove Property from safekeeping, or pledge, assign, sell, hypothecate or use Property in repurchase transactions;

(d)	cause the sale or other disposition of Property in the manner requested upon the written instruction of MCVT;

(e)	collect and hold for the Account all income, interest or any other payments which may be paid on account of any Property;

(f)	forward promptly all mail and other communications Maxwell receives related to the Property; and

(g)	deliver, or cause the delivery of, the Property out of safekeeping, upon the written instruction of MCVT.

3. Maxwell shall not be responsible for valuations of any Property, and Maxwell will not provide valuations for Property.

4. Only the following persons shall be authorized or permitted to have access to or direct the purchase, sale, exchange or other disposition of Property: (i) MCVT’s authorized individuals, as appointed from time to time by MCVT’s board of directors (the “Authorized Individuals”), upon joint request of such Authorized Individuals; (ii) the Company’s independent accountants, with the joint consent of the Authorized Individuals; and (iii) the authorized employees and agents of the Securities and Exchange Commission. The Authorized Individuals as of the date hereof are Douglas M. Polinsky, Chief Executive Officer of MCVT, and Joseph A. Geraci, II, Chief Financial Officer of MCVT.

5. MCVT agrees that Maxwell will supply MCVT with online access to view the Account and Account statements, and to provide to MCVT periodic Account statements no less frequently than quarterly. The Account statements shall show at least the Property purchased, sold and held in the Account during the statement period.

6. Maxwell will exercise reasonable care with respect to Property received by Maxwell under this Agreement. Until actually received by Maxwell, Maxwell assumes no responsibility or liability for Property placed in transit by MCVT, its agents or designees. Maxwell will exercise reasonable care with respect to any Property actually placed in transit by Maxwell.

7. MCVT and its successors and assigns shall hold harmless Maxwell from charges, public and private, and from all litigation, groundless or otherwise, not arising out of Maxwell’s own gross negligence or willful misconduct, which it may incur or in which it may be concerned, in connection with the safekeeping of Property, this Agreement, or Maxwell’s assumption or performance of any of its duties hereunder.

8. MCVT shall pay to Maxwell brokerage fees for the services rendered by Maxwell under this Agreement as agreed among the parties from time to time.

9. The duties and responsibilities of Maxwell will be limited to those provided in this Agreement. Maxwell may amend this Agreement from time to time without prior notice or consent of MCVT. Notice of such amendment shall be sent 60 days before the date such amendment is to be effective.

10. This Agreement will continue in effect until terminated by either party giving the other a written notice of termination at least 20 business days in advance of the date of termination. Upon termination, Maxwell shall return to MCVT promptly all Property held by Maxwell under this Agreement.

11. The laws of the state of Minnesota govern all matters arising out of this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the parties; provided, however, that neither party shall assign or delegate its rights or responsibilities under this Agreement to any party without the written consent of the other party.

12. Any controversy, claim or dispute arising under or relating to this Agreement, or any other agreement between the parties, including the existence, validity, interpretation, performance, enforcement, termination or breach of hereof and thereof, will finally be settled by binding arbitration in accordance with the rules and regulations of the Financial Industry Regulatory Authority, pursuant to its Customer Code of Arbitration Procedure.

13. This Agreement, together with any standard terms and conditions relating to the Account and any addendums or attachments hereto or thereto, constitutes the entire agreement between the parties. It may only be amended by written instrument signed by both parties. If any provision of this Agreement is or becomes invalid or contravenes applicable law, the remaining provisions of this Agreement shall remain in full force and effect. To the extent there may exist any conflicts between the terms of this Agreement and any other standard terms and conditions relating to the Account and any addendums or attachments thereto, the terms of this Agreement shall control.

14. MCVT represents and warrants that (i) MCVT is the owner or otherwise has legal authority to hold the Property; (ii) the placing of the Property into the Account does not violate any contractual obligation, court order, law, or regulation binding upon MCVT; and (iii) MCVT has the power and authority to open and use the Account, that all necessary actions have been taken to authorize the use of the Account and that the person executing this this Agreement on its behalf has proper authority to enter into this Agreement on behalf of MCVT. MCVT also agrees to produce evidence of such authority if requested by Maxwell and Maxwell may act upon the instructions of any person Maxwell reasonably believes has the authority to act for MCVT. Maxwell represents and warrants that it has the power and authority to enter into this Agreement, and that the person executing this this Agreement on its behalf has proper authority to enter into this Agreement on behalf of Maxwell.

15. MCVT agrees to provide any information reasonably requested by Maxwell for purposes of opening the Account, including any information required pursuant to federal law.

In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

MILL CITY VENTURES III, LTD.	MAXWELL SIMON, INC.

By:	By:
Name:	Name:
Its:	Its: